[Citigroup Letterhead]

August 9, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	VMware, Inc.

Registration Statement on Form S-1

File No. 333-142368

Dear Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with VMware, Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on August 13, 2007 at 3:00 p.m., New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: July 27, 2007
(ii)	Dates of distribution: July 27, 2007 – August 8, 2007
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 12
(iv)	Number of prospectuses so distributed: approximately 45,250
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

J.P. Morgan Securities Inc.

Lehman Brothers Inc.

As Representatives of the Several Underwriters

By: Citigroup Global Markets Inc.

/s/ Samson M. Frankel

Samson M. Frankel

Senior Vice President and Counsel

[VMWARE, INC. LETTERHEAD]

VIA EDGAR AND FACSIMILE

August 9, 2007

Barbara C. Jacobs

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	VMware, Inc. (the “Registrant”)

Registration Statement on Form S-1 (File No. 333-142368)

Dear Ms. Jacobs:

Pursuant to Rule 461 and Rule 430A under the Securities Act of 1933, the Registrant hereby requests acceleration of the registration statement on Form S-1 (Registration No. 333-142368), at 3:00 p.m., Eastern Time, on August 13, 2007, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Registrant acknowledges that the disclosure in the filing is its responsibility. The Registrant represents to the Commission that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Registrant acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Registrant further acknowledges that it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VMWARE, INC.

By: /s/ Rashmi Garde

        Name: Rashmi Garde

        Title: Vice President and General Counsel

cc:

Margaret A. Brown

Thomas J. Ivey

(Skadden, Arps, Slate, Meagher & Flom LLP)

David Lopez

(Cleary Gottlieb Steen & Hamilton LLP)

Stephane Berthier

(PriceWaterhouse Coopers LLP)

[VMWARE, INC. LETTERHEAD]

VIA EDGAR AND FACSIMILE

August 9, 2007

Barbara C. Jacobs

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	VMware, Inc. (the “Registrant”)

Registration Statement on Form S-4 (File No. 333-144424)

Dear Ms. Jacobs:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant hereby requests acceleration of the registration statement on Form S-4 (Registration No. 333-144424), at 3:15, Eastern Time, on August 13, 2007, or at such time as the Company’s registration statement on Form S-1 (Registration No. 333-142368) is declared effective by the Commission.

In connection with this request, the Registrant acknowledges that the disclosure in the filing is its responsibility. The Registrant represents to the Commission that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Registrant acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Registrant further acknowledges that it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VMWARE, INC.

By: /s/ Rashmi Garde

        Name: Rashmi Garde

        Title: Vice President and General Counsel

cc:

Margaret A. Brown

Thomas J. Ivey

(Skadden, Arps, Slate, Meagher & Flom LLP)

David Lopez

(Cleary Gottlieb Steen & Hamilton LLP)

Stephane Berthier

(PriceWaterhouse Coopers LLP)